SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of the Shareholders' Meeting Decisions

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00001180 / 0001-26

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), pursuant to item III of article 30 of CVM Instruction 480/2009, hereby informs that its shareholders, meeting today, deliberated the matters of the agenda of the 165th Extraordinary General Meeting as follow:

1. Not approve by majority, the transfer by the end of 2017, the shareholding control of the Distribution Companies Companhia: Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, pursuant to the terms and provisions set forth in Law 9,491 of September 9, 1997 and its regulations and Law 6,404/1976, of December 15, 1976, as amended ( "Law of Corporation");

2. Not approve by majority, that are taken immediate steps to subscription and payment, in Brazilian currency, up to the end of 2016, of capital increase in the distribution companies: Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, directly by the controlling shareholder, Brazilian Federal Government, through the assignment of preemptive rights by Eletrobras, observed the Law of Corporations, especially Article 253, and Decree 1,091/1994, in the total amount needed to meet the goals required by ANEEL, up to the transfer of the shareholding control of its Distribution companies and also for full settlement in 2016 the debt of these distribution companies, relating to the ordinary funds (RO) with Eletrobras, in the minimum amount of R$ 8 billion;

Summary of the Shareholders' Meeting Decisions

3. Not approve, by majority, the extension of the concession of the subsidiary Companhia Energética do Piauí – CEPISA, No. ANEEL 004/2001 under Decree number 8,461 of June 2, 2015, Order of the National Electric Energy Agency number 3,540 of October 20, 2015, Provisional Measure No. 706/2015 of  December 28, 2015, the Order MME, without number, of December 28, 2015 and the contractual instrument draft released by ANEEL;

4. . Not approve, by majority, the extension of the concession of the subsidiary Companhia Energética de Alagoas – CEAL ANEEL No. 007/2001, in accordance with Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3,540 of October 20, 2015, Provisional Measure No. 706/2015 of December 28, 2015, the Order MME, without number, of December 28, 2015 and the contractual instrument draft released by ANEEL;

5. Not approve, by majority,   the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE ANEEL No. 006/2001 under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3,540 of October 20, 2015, Provisional Measure No. 706/2015 of December 28, 2015, the Order MME, without number, of December 28 2015 and the contractual instrument draft released by ANEEL;

6. Not approve, by majority , the extension of the concession of the subsidiary Centrais Elétricas de Rondônia SA - CERON ANEEL No. 005/2001. under Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3,540 of October 20, 2015, Provisional Measure No. 706/2015 of December 28,2015, the Order MME, without number, of December 28 2015 and the contractual instrument draft released by ANEEL,

7. . Not approve, by majority, the extension of the concession of the subsidiary Boa Vista Energia S.A ANEEL No. 021/2001, in accordance with Decree No. 8,461 of June 2, 2015, Order of the National Electric Energy Agency No. 3,540 of October 20, 2015, Provisional Measure No. 706/2015 of December 28,2015, the Order MME, without number, of December 28, 2015 and the contractual instrument draft released by ANEEL;

Summary of the Shareholders' Meeting Decisions

8. . Not approve, by majority, the extension of the concession of subsidiary Amazonas Distribuidora de Energia S.A. ANEEL No. 020/2001, in accordance with Decree No. 8,461 of  June 2, 2015, Order of the National Electric Energy Agency No. 3,540 of October 20, 2015, Provisional Measure No. 706/2015 of December 28,2015, the Order MME, without number, of December 28, 2015 and contractual instrument draft released by ANEEL;

9. Approve, according to the Law of Corporations by majority, the transfer of shareholding control, up to December 31, 2017,of the Distribution  Companies: Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A,, pursuant to §1ª-A of Article 8 of Law 12,783/2013, with the new wording given by Provisional Measure No. 735 of  June 22, 2016, provided that, before the transfer of the distribution company to the new controller, the distribution company receives directly, from the Federal Government or through tariff, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of this distribution company, keeping the economic and financial equilibrium of the Distribution company without any injection of funds, in any way, by Eletrobras;

9.1. Register, at the request of the controlling shareholder, that the approval of this item 9 by de Federal Government, as a shareholder has no connection with the activities of the Federal Government (MME and ANEEL) as grantor;

10. Not approve, by majority,  the return of the distribution companies concessions and the adoption of measures of the Winding up process of the distribution companies: Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. ;

Summary of the Shareholders' Meeting Decisions

11. Approve, by majority, the return, at any time, of the concession  of the distribution companies: Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A and the adoption of measures of the Winding up process, in the following circumstances: (i) the transfer of shareholding control referred to in item 7.9 above is not held until December 31, 2017; or (ii) the mentioned distribution company fail to receive directly from the federal government or through tariff, until his transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of these distribution companies, keeping the economic and financial equilibrium of the Distribution company without any injection of funds, in any way, by Eletrobras, as provided in Section 9 above;

11.1. Register, at the request of the controlling shareholder, that the approval of this item 11 by de Federal Government, as a shareholder has no connection with the activities of the Federal Government (MME and ANEEL) as grantor;

12. Approve, after examining the curriculum and other pertinent statements, the election of 7 members of the Board of Directors, as follows:

12.1. To document that has not reached the minimum quorum provided for in Article 17, IV of the Company's Bylaws to separate election of one (1) member of the Board of Directors by holders of preferred shares.

12.2 - Election of the following members to the Board of Directors, by the comulative voting process:

Election by the Comulative Voting System
Esteves Colnago Júnior José Luiz Alqueres - President Vicente Falconi Campos
Wilson Ferreira Junior Ana Paula Vitali Janes Vescovi Elena Landau
Mozart de Siqueira Campos de Araújo – Independent Member – Law 13,303/2016

Summary of the Shareholders' Meeting Decisions

12.3. Approve that the terms of the members elected to the Board of Directors, in this Extraodinary General Meeting, begins today and will be due up to the date of the Annual General Meeting to be held in 2017.

12.4. Waive of the requirements of Article 147, third paragraph, of the Law of Corporations and Article 23 of the Company's Bylaws Mrs. José Luiz Alqueres, Vicente Falconi Campos and Mozart de Siqueira Campos de Araújo, elected to the Board of Directors.

The Company informs that the minutes of the 165th Extraordinary General Meeting, drawn up as a summary of the facts, including dissents and protests, containing the transcript only of the resolutions taken, pursuant to the first paragraph of Article 130 of Law 6,404/76, will be filed within 7 working days from the date hereof, the Company's websites ( http://www.eletrobras.com/elb/age/ ), CVM ( www.cvm.gov.br ) and BM&FBovespa ( www.bmfbovespa.com.br ).

Brasilia, July 22, 2016

Armando Casado de Araujo

CFO and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.